UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

SOFTNET SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK
$0.01 PAR VALUE
(Title of Class of Securities)

833964-109
(Cusip Number)

CYBER NET TECHNOLOGIES LIMITED
(Name of Persons Filing Statement)

Fiona Nott
39th Floor
PCCW Tower, TaiKoo Place
979 King’s Road, Quarry Bay
Hong Kong
Tel No.:  852-2883-6615
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

July 30, 2002
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:  [   ]

CUSIP No. 833964109	13D

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyber Net Technologies Limited

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS* Inapplicable

5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	None
	8.	SHARED VOTING POWER	None
	9.	SOLE DISPOSITIVE POWER	None
	10.	SHARED DISPOSITIVE POWER	None
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.			TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Shares”), of SoftNet Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 650 Townsend Street, Suite 225, San Francisco, CA 94103.

Item 2. Identity and Background.

      The name of the person filing this statement is Cyber Net Technologies Limited, a British Virgin Islands corporation (the “Seller”).  Cyber Net Technologies Limited is principally engaged in the business of investment in securities.

      The registered address of the Seller is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Seller is set forth on Schedule A.

      The Seller is a wholly-owned subsidiary of Pacific Century CyberWorks Limited (“PCCW”), a Hong Kong corporation of limited liability. Mr. Li Tzar Kai, Richard holds the entire issued share capital of Pacific Century Group Holdings Limited (“PCG”), which holds approximately 0.5% of the entire issued share capital of PCCW.  PCG also, through certain companies, indirectly owns the majority of the outstanding shares of Pacific Century Regional Developments Limited (“PCRD”).  PCRD holds approximately 32.9% of the entire issued share capital of PCCW.  Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, which is in turn wholly-owned by Mr. Li Tzar Kai, Richard, holds approximately 3.4% of the entire issued share capital of PCCW.  Mr. Li Tzar Kai, Richard is an interested owner in approximately 36.8% (held through PCG, PCRD and PCD) of the entire issued share capital of PCCW.

      During the last five years, neither the Seller, nor any other person described above, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person has sold an aggregate of 5,000,000 shares of Issuer’s Common Stock (the “Shares”) for an aggregate price of $15,000,000.

Item 4. Purpose of Transaction.

      Pursuant to the Stock Purchase Agreement dated as of July 30, 2002 (the “Agreement”) between the Seller and Madison Investors Corporation, the Seller has sold 5,000,000 shares of Issuer’s Common Stock for an aggregate price of $15,000,000.  This represents 100% of the Seller’s holdings in the Issuer as of the time immediately prior to the sale.  Simultaneously, the two directors that were nominated to the board of directors of the Issuer (the “Board of Directors”) by the Seller, Mr. Jeffrey Amsden Bowden and Mr. Linus, Wing Lam Cheung, resigned from their positions on the Board of Directors.

Item 5. Interest in Securities of the Issuer.

      (a)   Neither the Seller, nor any other person controlling the Seller, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

      (b)   Inapplicable.

      (c)   Inapplicable.

      (d)   Inapplicable.

      (e)   The Seller ceased to be the beneficial owner of more than five percent of the Common Stock on July 30, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.

      The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is incorporated by reference in Exhibit 1 hereto and hereby by this reference.

      Except for the Agreement as described above, to the best knowledge of the Seller, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1:  The Stock Purchase Agreement dated as of July 30, 2002 between Cyber Net Technologies Limited and Madison Investors Corporation.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2002

CYBER NET TECHNOLOGIES LIMITED

By:	/s/ Alexander Anthony Arena

Name: Alexander Anthony Arena
Title: Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CYBER NET TECHNOLOGIES LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cyber Net Technologies Limited are set forth below.  If no business address is given the director’s or officer’s business address is 42nd Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cyber Net Technologies Limited.  Unless otherwise indicated below, all of the persons listed below are citizens of Hong Kong.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Directors
Yuen Tin Fan	Director
Alexander Anthony Arena	Director (citizen of Australia)
Peter Anthony Allen 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong	Director (citizen of the United Kingdom)
Chung Cho Yee, Mico 41st Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong	Director

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)
PCCW Secretaries Limited	Company Secretary